NYSE Regulation determined to suspend the Class A Common Stock of
BFC Financial Inc. (the 'Company') from trading on NYSE Arca, Inc. ('NYSE Arca'), prior to the opening on Tuesday, December 9, 2008.

This decision was reached because the Company's is no longer in compliance with the minimum price and minimum market value of publicly held shares required for continued listing on NYSE Arca under its Equities Rule 5.5(b) and it failed to cure this non-compliance within the required timeframe.

The Company has advised NYSE Regulation that it anticipates the securities will be quoted on the OTC Bulletin Board following the suspension.